October 12, 2022

VIA .Email: Countrymanv@sec.gov

Vanessa Countryman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Vanessa Countryman, Secretary of the SEC

       Re:     Resignation and Waiver of Deferred Fee by RBC Capital Markets,
LLCin
               Cortilection with Pathfinder Acquisition Corporation Initial
Public Offering

Dear Ms. Countryman,

        RBC Capital Markets, LLC ("RBC'~) previously served as one of the underwriters for
Pathfinder Acquisition Corporation ("Pathfinder") in its initial public offering (the "IPO"). On
October 12, 2022, RBC provided notice to Pathfinder that RBC is resigning and refusing to act as underwriter, and is gratuitously and without any consideration waiving any entitlement to its portion of the deferred underwriting fee that accrued froin its participation in Pathfinder's IPO, as reflected in the underwriting agreement, dated on or about February 16, 2021. RBC will not participate in any aspect of any proposed business combination between Pathfinder and any other entity, and Pathfinder has no other contractual relationship with RBC.

       This letter is being furnished by RBC to the Securities and Exchange Commission pursuant to Section 11 (b) of the Securities Act of 193 3 to disclaim any responsibility by RBC for any part of any registration statement filed with respect to any de-SP AC transaction by
Pathfinder, including -any amendments thereto.

       Please contact me at (212)301-1524 or email me at amir.emami@rbccm.com if you have any questions or require further information.

                                                              Sincerely,

                                                            ~ /      .-
~----z_:-
                                                              Amir Emami
                                                              Managing Director
                                                              RBC Capital
Markets, LLC